Exhibit 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 January 2019 for use in the group’s Share Saving Plan, have on 17 and 18 January 2019 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the program in 2016

Following this, the share saving plan has 7,009,932 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated bonus shares at an average price of NOK 191.21 per share. Details on allocation of shares are set forth in the overview.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	1,540		10,273		10,273
Di Valerio, Ingrid E.	Member of the board of directors	369		5,484		5,484
Dodson, Timothy	Executive vice president	1,297		33,123		33,123
Gjærum, Reidar	Senior vice president	920		25,821	445	26,266
Hika, Gemetchu	Company secretary	296		1,388		1,388
Hovden, Magne	Senior vice president	847		15,731		15,731
Jacobsen, Jon Arnt	Senior vice president corporate audit	1,186		24,146		24,146
Klouman, Hans Henrik	General counsel	1,328		32,603		32,603
Kvelvane, Ørjan	Senior vice president	562		2,246		2,246
Labråten, Per-Martin	Member of the board of directors	183		1,836		1,836
Nilsson, Jannicke	Chief Operating Officer	842	395	26,096	17,738	43,834
Opedal, Anders	Executive vice president	470	195	21,408	2,029	23,437
Rummelhoff, Irene	Executive vice president	968		29,033	407	29,440
Skeie, Svein	Senior vice president	757	360	26,052	6,972	33,024
Sætre, Eldar	President and Chief Executive Officer	1,848		67,142		67,142
Torstensen, Siv Helen	Vice president	470	287	5,716	1,825	7,541
Øvrum, Margareth	Executive vice president	1,296	379	54,628	8,657	63,285